Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

S-8

Top KingWin Ltd

Table 1: Newly Registered Securities

Security Type	Security Class Title	Notes	Fee Calculation Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee

Equity	Class A Ordinary Shares, $0.0625 par value per share	(1)	Other	364,101	$2.27	$826,509.27	0.0001381	$114.14

Total Offering Amounts:						$826,509.27		114.14
Total Fee Offsets:								0.00
Net Fee Due:								$114.14

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Offering Note(s)

(1)	Pursuant to Rules 457(c) and (h) under the Securities Act, the proposed maximum offering price per share and the proposed maximum aggregate offering price are estimated for the purpose of calculating the amount of the registration fee and are based on the average of the high ($2.43) and low ($2.10) sales price of the Registrant’s ordinary shares as reported on the NASDAQ Stock Market on January 16, 2026.